SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September

SCOTTISH POWER PLC

(Translation of Registrant’s Name Into English)

CORPORATE OFFICE, 1 ATLANTIC QUAY, GLASGOW, G2 8SP

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X             Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                       No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

FORM 6-K: TABLE OF CONTENTS

1. Notification by Scottish Power plc, dated September 22,2006, of Director/PDMR Shareholding

SCOTTISH POWER PLC

NOTIFICATION OF TRANSACTIONS OF PERSON DISCHARGING MANAGERIAL RESPONSIBILITY

PPM Energy Nonqualified Deferred Compensation Plan ("the Plan")

Scottish Power plc ("the Company") announces that Charles Schwab Trust Company
("Trustee of the Plan") purchased on behalf of Terry Hudgens 16,570 ordinary shares (4,142.51 ADSs) at $41.28 per ADS on 19 June 2006 resultant from the return of cash transaction and reinvested 993 ordinary shares (248.38 ADSs) at
$42.95 per ADS on 6 July 2006 under a dividend reinvestment.

As a result, Terry Hudgens' total interest in the Ordinary share capital of
Scottish Power plc is 77,883 shares, representing less than 1% of the issued share capital of the Company.

Mrs Sheelagh Duffield

Company Secretary

Telephone: 0141 636 4544

22 September 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

/s/ Scottish Power plc
(Registrant)

Date: September 22, 2006	By:	/s/ Mrs Sheelagh Duffield
Mrs Sheelagh Duffield
Company Secretary